Filed Pursuant to Rule 253(g)(2)

File No. 024-11877

REALTYMOGUL INCOME REIT, LLC

SUPPLEMENT NO. 18 DATED APRIL 25, 2023

TO THE OFFERING CIRCULAR DATED MAY 13, 2022

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Income REIT, LLC (“we,” “our,” “us” or the “Company”), dated May 13, 2022, as filed by us with the Securities and Exchange Commission on May 13, 2022 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our follow-on offering;
●	Update our risk factors;
●	Update our management compensation;
●	Update our investment objectives and strategy; and
●	Update the description of our common shares.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on August 15, 2016. On May 7, 2019, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) and terminated our Offering. On May 13, 2022, we commenced our second follow-on offering (the “Second Follow-on Offering”) (together with the Offering and Follow-on Offering, the “Offerings”) and terminated our Follow-on Offering. We are offering in this Second Follow-on Offering up to $48,249,610 in our common shares, including shares sold pursuant to our distribution reinvestment plan, which represents the value of the shares available to be offered as of April 25, 2022 out of the rolling 12-month maximum offering amount of $75,000,000 in our common shares. As of March 31, 2023, we had raised total aggregate gross offering proceeds of approximately $132,097,000 and had issued approximately 12,907,000 common shares in the Offerings, purchased by approximately 7,400 unique investors.

Risk Factors

The following information supplements, and should be read in conjunction with, the section of our Offering Circular captioned “Risk Factors – Risks Related to Our Shares and Investments”:

Guarantees provided by us are subject to specific risks relating to the particular borrower and are subject to the general risks of investing in commercial real estate.

We may provide certain guarantees associated with the financing of certain investments. Such guarantees will involve risks relating to the particular borrower under the financing, including the financial condition and business outlook of the borrower, which borrower may be an affiliate of our Manager. In addition, borrowers who receive such guarantees are subject to the risks inherent in commercial real estate discussed in this offering circular.

Management Compensation

The following information supplements, and should be read in conjunction with, the section of our Offering Circular captioned “Management Compensation – Fees Paid by Unaffiliated and Affiliated Third Parties to our Manager or Affiliates of our Manager in Equity Assets – Special Purpose Entity”:

●	Construction Management/Capital Expenditure Management Fee – fee paid to our Manager or an affiliate of our Manager in an amount up to 5% of the aggregate expenditures in connection with services related to capital improvements.

The following information supersedes and replaces the first bullet point in the section of our Offering Circular captioned “Management Compensation – Fees Paid by Unaffiliated Third Parties to Affiliates of our Manager in Loan or Preferred Equity Investment – Borrower”:

●	Origination Fee – fee paid to an affiliate of the Manager in an amount up to 3% of the financing amount.

Investment Objectives and Strategy

The following information supplements, and should be read in conjunction with, the section of our Offering Circular captioned “Investment Objectives and Strategy – Targeted Investments”:

In certain instances, we may provide certain guarantees associated with the financing of certain investments and may receive fees associated with such guarantees.

Description of Our Common Shares

The following information supplements the section of our Offering Circular captioned “Description of Our Common Shares – Distributions”:

As of April 25, 2023, cumulative since inception, we have paid 78 consecutive monthly distributions to shareholders totaling over $28,300,000, of which approximately $12,900,000 was paid in cash and $15,400,000 was reinvested in our shares pursuant to the distribution reinvestment plan.